

January 20, 2011

Wei-Rur Chen
Colorstars Group
10F, No. 566 Jung Jeng Rd.
Sindian City, Taipei County 231
Taiwan, R.O.C.

  Re: Colorstars Group
     Registration Statement on Form 10-12G/A
     Filed January 14, 2011
     File No. 000-54107

Dear Mr. Chen:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Financial Information, page 20

Liquidity and Capital Resources, page 20

1. We note your response to comment three in our letter dated December 20, 2010. However, we believe additional disclosure regarding your cash flows during the nine months ended September 30, 2010 is necessary for an understanding of your cash usages during this time period. For example, although the chart you added on page 24 is helpful to demonstrate your positive cash flows from equity investing activities, you still do not fully discuss all of the items in your cash flow statement that caused you to use $141,000 in investing activities during the nine months ended September 30, 2010.

2.   We also believe that more information should be provided with respect to your cash used in operating activities during the nine months ended September 30, 2010. Rather than simply listing line items from your cash flow statement, you should discuss the material underlying factors that caused your significant cash usage. It is not sufficient to state that the cash usage was "primarily the result of inventory changes, net profit and investment disposal loss."

Item 13. Financial Statements and Supplementary Data, page 43

3.   You do not appear to have provided an audited balance sheet as of the end of each of the most recent two fiscal years, and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet. Please revise your filing to provide all financial statements required by Article 8 of Regulation S-X.

        You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or me, at (202) 551-3810, with any questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: H. Grady Thrasher, IV, Esq.
        Joyce, Thrasher, Kaiser & Liss, LLC
        Via facsimile: (404) 760-0225